Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Three months ended March 31, 2012
	2007	2008	2009	2010	2011
	(in thousands, except ratios)
Earnings:
Income (loss) before income taxes	$638	$(1,083)	$1,926	$1,002	$1,785	$3,820
Add: Fixed charges	$73	$35	$41	$29	$83	$54

Total earnings (loss) for computation of ratio	$711	$(1,048)	$1,967	$1,031	$1,868	$3,874

Fixed charges:
Interest expense	$73	$35	$41	$29	$83	$54

Total fixed charges	$73	$35	$41	$29	$83	$54

Ratio of earnings to fixed charges	9.7	—	48.0	35.6	22.5	71.7

Deficiency of earnings available to cover fixed charges	$—	$35	$—	$—	$—	$—